EXHIBIT 11.1

LANDSTAR SYSTEM, INC. AND SUBSIDIARY

CALCULATION OF EARNINGS PER COMMON SHARE

(In thousands, except per share amounts)

(Unaudited)

	Twenty Six Weeks Ended		Thirteen Weeks Ended

	June 28,	June 29,	June 28,	June 29,
	2003	2002	2003	2002

Net income	$ 23,725	$ 20,762	$ 13,566	$ 12,248

Average number of common shares
outstanding	15,713	16,223	15,652	16,252

Earnings per common share	$ 1.51	$ 1.28	$ 0.87	$ 0.75